File No. 70-9541

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of Northeast Utilities,	)
The Connecticut Light and Power Company,	)
Public Service Company of New Hampshire,	)
Western Massachusetts Electric Company,	)
North Atlantic Energy Corporation,	)
NU Enterprises, Inc.,	)	CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,	)	UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company, Inc.	)	COMPANY ACT OF 1935
Select Energy, Inc.,	)
Select Energy Services, Inc.,	)
Select Energy Contracting, Inc.,	)
Reeds Ferry Supply Co., Inc.,	)
on Form U-1)

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the payment of dividends out of capital or unearned surplus and/or the repurchase of capital stock.  (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

For the quarter ended September 30, 2004, the following information is reported pursuant to the Order:

1)

A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)	As of September 30, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$60,352	2.0%
Capital surplus, paid in	384,026	12.7
Retained earnings	341,650	11.3
Total common shareholder's equity	786,028	26.0
Preferred stock	116,200	3.8
Long-term and short-term debt	1,098,147	36.3
Rate reduction bonds	1,026,389	33.9
	$3,026,764	100.0%

A common dividend of $11,768,649.75 was declared on September 20, 2004, and was paid to NU on September 30, 2004.

Public Service Company of New Hampshire (PSNH)	As of September 30, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$-	-%
Capital surplus, paid in	156,248	11.9
Retained earnings	241,660	18.3
Total common shareholder's equity	397,908	30.2
Long-term and short-term debt	480,088	36.4
Rate reduction bonds	440,476	33.4
	$1,318,472	100.0%

A common dividend of $6,062,001.54 was declared on September 20, 2004, and was paid to NU on September 30, 2004.

Western Massachusetts Electric Company (WMECO)	As of September 30, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$10,866	2.1%
Capital surplus, paid in	75,883	14.3
Retained earnings	75,476	14.3
Total common shareholder's equity	162,225	30.7
Long-term and short-term debt	241,651	45.7
Rate reduction bonds	125,078	23.6
	$528,954	100.0%

A common dividend of $1,621,255.69 was declared on September 20, 2004, and was paid to NU on September 30, 2004.

There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2)

The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

As of September 30, 2004, the senior secured (or, in the case of WMECO, senior unsecured) debt ratings issued by Standard and Poor's Corporation of CL&P, PSNH and WMECO are A-, BBB+ and BBB+, respectively.  Each company represents that such ratings are “investment grade” ratings.  NAEC does not presently have debt ratings of any kind.

3)

The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

NU represents that during the quarter ended September 30, 2004, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

	Cash beginning of period 07/01/04	Net cash flows provided by/ (used in) operating activities	Net cash flows (used in)/ provided by investing activities	Net cash flows provided by financing activities	Cash end of period 09/30/04

	(Thousands of Dollars)

CL&P	$1	$60,372	$(240,271)	$203,030	$23,132
PSNH	3,464	36,061	(71,582)	33,492	1,435
WMECO	1	2,203	(47,993)	45,790	1
NAEC	45	(1,090)	1,100	-	55

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
November 23, 2004